FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:March 1, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

MINUTES NUMBER 120 OF SADIA S.A. BOARD OF DIRECTORS MEETING HELD ON 02-28-2007

On the twenty-eighth day of the month of February of the year two thousand and seven, at 08:00 a.m., at the Company's facilities at Rua Fortunato Ferraz No. 365 - 2º floor, in São Paulo-SP, a meeting of the members of Sadia S.A. Board of Directors was held, chaired by Mr. Walter Fontana Filho. Upon a verification of compliance with the first paragraph of Article 16 of the Bylaws, the meeting was called to order to appreciate the following:

5. ELECTION OF COMPANY DIRECTOR:-

Pursuant to the provisions in Item III of Article 17 of the Bylaws, the Board resolved to elect Mr. Alfredo Felipe da Luz Sobrinho, a Brazilian citizen, married, attorney, Identity Card RG No. 37.622.335 -2 SSP/SP, Taxpayer - CIC No. 003.289.871 -15, to the position of Institutional Relations and Legal Affairs Director, for a mandate up to the next Ordinary Shareholders Meeting. Invited to come into the meeting room, the elected director stated before the Board, in accordance with the provisions in Article 147, paragraphs 1 and 2 of Law 6404, dated December 15, 1976, that he was not subject to any of the penalties relating to the crimes set forth in the Law that might prevent him from engaging in business activities. The then elected Director will take office upon signing the "Deed of Investiture", to be entered in the Book of the Board of Directors Meetings.

8. CALLING THE ORDINARY SHAREHOLDERS MEETING:-

After observing all of the legal formalities to hold the Ordinary Shareholders Meeting, as required by the provisions in Article 17, item VI, of the Bylaws, the Board resolved to call an Ordinary Shareholders Meeting to be held on April 19, 2007, at 09:00 a.m., at its main address, the Notice of which shall include the following Order of Business and pertinent instructions: a) Submission of Management accounts; examination, discussion and voting of the financial statements for the year ended at 12/31/2006, accompanied by the opinions expressed by the Independent Accountants and by the Fiscal Committee;

b)	Appropriation of net income for the year and validation of the distributed dividends;

c)	Election of members to the Board of Directors and establishment of the annual amount for Management compensation including the possibility of shareholders being entitled to exercise the powers described in paragraphs 4, II or 5 of article 141 of Law No. .6404/76, introduced by Law No. 10303, dated 10/31/2001;

d) Election of the sitting and deputy members to the Fiscal Committee and establishment of their fees.

General Instructions:

1. Pursuant to the Brazilian Securities Exchange Commission - CVM Instruction No. 165, dated 12/11/1991, article 3, with the amendment introduced by CVM Instruction No. 282, dated 06/26/1998, article 1, the minimum percentage of interest in the voting capital to apply for the adoption of multiple vote in the election of members to the Board of Directors is five percent (5%).

2. Proxies for the ordinary shareholders meeting will be received by the São Paulo Administrative Center located at Rua Fortunato Ferraz, No. 659, 2º floor, Vila Anastácio –São Paulo-SP, Investors Relations Management, up to 05:00 p.m., on April 16, 2007.

3. The documentation relating to the matters to be appreciated at the ordinary shareholders meetings is at the disposal of the shareholders at the company's main address and in the following site: www.sadia.com.

There being no further business, the meeting was adjourned for the time required to draw up these minutes, which were signed by all Board Members present.

São Paulo-SP, February 28, 2007.

/s/ Walter Fontana Filho (Chairman); Eduardo Fontana d’Avila (1st Vice Chairman); Osório Henrique Furlan (2nd Vice Chairman); Alcides Lopes Tápias, Everaldo Nigro dos Santos; Francisco Silverio Morales Cespede; José Marcos Konder Comparato, Luiza Helena Trajano Inácio Rodrigues; Marcelo Fontana; Norberto Fatio; Vicente Falconi Campos.

I CERTIFY that this is a faithful copy of itens 5 and 8 of Minutes No. 120, transcribed from the Book of Minutes No. 04 of Sadia S.A. Board of Directors Meetings.

José Nestor Conceição Hopf Secretary